Exhibit 14.1

CODE OF ETHICS AND BUSINESS CONDUCT

OF

AGRIFY CORPORATION

Adopted: December 18, 2020

To promote the ethical conduct and integrity generally of Agrify Corporation (the “Company”), and to promote accurate, fair and timely reporting of the Company’s financial results and condition and other information the Company releases to the public market and include in reports filed with the Securities and Exchange Commission (the “SEC”), all directors, officers and employees of the Company are bound by the following Code of Ethics and Business Conduct (the “Code”).

1. Generally. All directors, officers and employees of the Company shall:

1.1 Act with honesty and integrity, in good faith with competence and due care, and avoid actual or apparent conflicts of interest in personal and professional relationships.

1.2 Not take advantage of business opportunities, confidential information or his or her position for personal gain.

1.3 Not compete against the Company, and deal fairly with the Company’s customers, suppliers, competitors and other employees.

1.4 Provide information which promotes fair, accurate, timely and understandable disclosure in documents that the Company files with, or submits to, government agencies and in public communications.

1.5 Comply with rules and regulations of foreign, federal, state, provincial and local governments, and other private and public regulatory agencies, including insider trading laws and the Company’s insider trading policy.

1.6 Proactively promote and be an example of ethical behavior.

1.7 Achieve responsible use of and control over all assets and resources employed or entrusted.

1.8 Promptly report to Richard Stamm, the Company’s General Counsel / Chief Compliance Officer, any conduct that the individual believes to be or would give rise to a violation of law or business ethics or of any provision of this Code of Ethics.

2. Conflicts of Interest.

2.1 A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family) receives improper personal benefits as a result of his or her position in the Company.

2.2 Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director or officer or their family members are expressly prohibited unless approved by the Audit Committee.

2.3 Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized as described in Sections 2.4 and 2.5.

2.4 Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from, the Chief Compliance Officer. A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first seeking the Chief Compliance Officer’s written approval. If the supervisor is himself involved in the potential or actual conflict, the matter should instead be discussed directly with the Chief Compliance Officer.

2.5 Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee.

2.6 Any Related Party Transactions shall be considered a conflict of interest and be subject to the terms and conditions of this Section 2. “Related Party Transaction” means any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which (i) the Company or any of its subsidiaries is or will be a participant, and (ii) any person who is or was an executive officer, director or nominee for director of the Company, a shareholder owning more than 5% of any class of the company’s voting securities, or an immediate family member of any such person, has or will have a direct or indirect interest. This also includes any material amendment or modification to an existing Related Party Transaction.

3. Compliance.

3.1 Employees, officers and directors should comply, both in letter and spirit, with all applicable laws, rules and regulations in the cities, states and countries in which the Company operates.

3.2 Although not all employees, officers and directors are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the Company’s Legal Department.

3.3 No director, officer or employee may purchase or sell any Company securities while in possession of material nonpublic information regarding the Company, nor may any director, officer or employee purchase or sell another company’s securities while in possession of material nonpublic information regarding that company. It is against Company policies and illegal for any director, officer or employee to use material nonpublic information (See: Company’s Insider Trading Policy) regarding the Company or any other company to:

(a) obtain profit for himself or herself; or

(b) directly or indirectly “tip” others who might make an investment decision on the basis of that information.

4. Disclosure.

4.1 The Company’s periodic reports and other documents filed with the SEC, including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules.

4.2 Each director, officer and employee who contributes in any way to the preparation or verification of the Company’s financial statements and other financial information must ensure that the Company’s books, records and accounts are accurately maintained. Each director, officer and employee must cooperate fully with the Company’s accounting and internal audit departments, as well as the Company’s independent public accountants and counsel.

4.3 Each director, officer and employee who is involved in the Company’s disclosure process must:

(a) be familiar with and comply with the Company’s disclosure controls and procedures and its internal control over financial reporting; and

(b) take all necessary steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

5. Protection and Proper Use of Company Assets.

5.1 All directors, officers and employees should protect the Company’s assets and ensure their efficient use.

5.2 All Company assets should be used only for legitimate business purposes. Any suspected incident of fraud or theft should be reported to the Chief Compliance Officer for investigation immediately.

5.3 The obligation to protect Company assets includes the Company’s proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business and marketing plans, engineering and manufacturing ideas, designs, databases, records and any nonpublic financial data or reports. Unauthorized use or distribution of this information is prohibited and could also be illegal and result in civil or criminal penalties.

6. Confidential Information.

6.1 Directors, officers, and employees who have received or have access to confidential information must keep this information confidential. “Confidential information” includes non-public information that might be of use to competitors or harmful to the Company or its suppliers, vendors or partners if disclosed, such as business, marketing and service plans, financial information, product development, manufacturing, databases, customer lists, pricing strategies, personnel data, personally identifiable information pertaining to our employees or other individuals (including, for example, names, addresses, telephone numbers and social security numbers), and similar types of information provided to us by our customers, suppliers and partners.

6.2 Directors, officers, and employees must must treat non-public, confidential information of other companies in the same manner as required for the Company’s confidential information, which may include the fact that the Company has an interest in, or is involved with, another company.

6.3 The duties under this Section 6 survive unless and until that confidential information is released to the public through approved channels (usually through a press release, an SEC filing or a formal communication from a member of senior management, as further described below). This policy requires that directors, officers, and employees refrain from discussing confidential or proprietary information with outsiders and even with other Company employees, unless those fellow employees have a legitimate need to know the information in order to perform their jobs’ duties. Unauthorized use or distribution of this information may be illegal and result in civil liability and/or criminal penalties.

6.4 Materials that contain confidential information, such as memos, notebooks, computer disks and laptop computers, must be stored securely. Unauthorized posting or discussion of any information concerning the Company’s business, information or prospects on the Internet is prohibited. You may not discuss the Company’s business, information or prospects on the Internet. Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and “quasi-public” areas within the Company, or in and around the Company’s facilities. All Company emails, voicemails and other communications are presumed confidential and should not be forwarded or otherwise disseminated outside of the Company, except where required for legitimate business purposes.

7. Corporate Opportunities. All directors, officers and employees owe a duty to the Company to advance its interests when the opportunity arises. Directors, officers and employees are prohibited from taking for themselves personally (or for the benefit of friends or family members) opportunities that are discovered through the use of Company assets, property, information or position. Directors, officers and employees may not use Company assets, property, information or position for personal gain (including gain of friends or family members). In addition, no director, officer or employee may compete with the Company.

8. Fair Dealing. Each director, officer and employee must deal fairly with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job. No director, officer or employee may take unfair advantage of anyone through manipulation, concealment, abuse or privileged information, misrepresentation of facts or any other unfair dealing practice.

9. Reporting and Enforcement.

9.1 Actions prohibited by this Code involving directors or executive officers must be reported to the General Counsel / Chief Compliance Officer, or directly to the Audit Committee as appropriate.

9.2 Actions prohibited by this Code involving anyone other than a director or executive officer must be reported to such employee’s supervisor, or if an employee is uncomfortable speaking with his or her supervisor or believes his or her supervisor has not properly handled his or her concern or is involved in the Violation, directly to the General Counsel / Chief Compliance Officer.

9.3 After receiving a report of an alleged prohibited action, the Company must promptly take all appropriate actions necessary to investigate. All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

9.4 All directors, officers, and employees shall report to the Company their compliance with this Policy and any conflicts of interest at least annually.

10. Enforcement. Following Investigation and a determination that there has been a violation of this Code, the Company will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

11. Prohibition on Retaliation. The Company does not tolerate acts of retaliation against any director, officer or employee who makes a good faith report of known or suspected acts of misconduct or other violations of this Code.

Acknowledgment of Receipt and Review

To be signed and returned to the Chief Compliance Officer.

I, _______________________, acknowledge that I have received and read a copy of Agrify Code of Ethics and Business Conduct. I understand the contents of the Code and I agree to comply with the policies and procedures set out in the Code.

Unless otherwise attached hereto, I confirm and acknowledge that I have no conflicts of interest.

I understand that I should approach the Chief Compliance Officer if I have any questions about the Code generally or any questions about reporting a suspected conflict of interest or other violation of the Code.

Signature

Printed Name

Date